MANAGEMENT'S DISCUSSION & ANALYSIS

The following management discussion and analysis ("MD&A") is management's assessment of the results and financial condition of Hollinger Inc. and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2005 and December 31, 2004 and for the three months ended March 31, 2006 together with the related notes thereon and with the unaudited consolidated financial statements for the three months ended June 30, 2006 and 2005, together with the related notes contained thereon.  Unless the context otherwise requires, when used in these notes, the term "Corporation" refers to Hollinger Inc. and its direct and indirect subsidiaries other than Sun-Times Media Group Inc. ("Sun-Times", formerly Hollinger International Inc.) and its subsidiaries.

Except as otherwise stated, all dollar amounts are in Canadian dollars.  The date of this MD&A is March 7, 2007.

Forward Looking Statements

This MD&A contains certain forward-looking statements.  Words such as "will", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and variations of such words and similar expressions are intended to identify these forward-looking statements.  Specifically, and without limiting the generality of the foregoing, all statements included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such items as business strategies and measures to implement such strategies, competitive strengths, goals, expansion and growth, or references to the litigation or future success of the Corporation, its subsidiaries and the companies or partnerships in which the Corporation has equity investments are forward-looking statements.  Actual results could differ materially from those reflected in the forward-looking statements as a result of:  (i) general economic market or business conditions; (ii) the opportunities (or lack thereof) that may be presented to and pursued by the Corporation; (iii) competitive actions by other entities; (iv) changes in laws; (v) the outcome of litigation or regulatory proceedings; and (vi) other factors, many of which are beyond the control of the Corporation.

OVERVIEW

The principles underlying the preparation of management's discussion and analysis, as outlined in National Instrument 51-102, Continuous Disclosure Obligations are predicated on the issuer having an active business operation, including the business activity of buying, holding and selling investments. For the financial statement periods covered by this MD&A, the Corporation has largely been driven by a unique set of challenges that have effectively caused the Corporation to cease it business activities, consisting primarily of newspaper publishing, as conducted prior to 2003 and to shift its focus to the identification of possible restructuring initiatives. Much of management's time and effort during the past few years has been devoted to dealing with numerous and complex litigation matters, Canadian and U.S. regulatory compliance issues, court-ordered third party investigations and defaults under senior indebtedness.

Hollinger Inc. is an open-end investment holding corporation and a "mutual fund corporation" under the Income Tax Act (Canada).

The Corporation's principal asset is its interest in Sun-Times, in which it held approximately 66.8% of the voting interest and 17.4% of the equity interest at the end of reporting periods in the Financial Statements.  The Corporation's percentage ownership in Sun-Times has increased to approximately 70.1% voting interest and 19.7% equity interest at December 31, 2006 as a result of the implementation by Sun-Times of its stock repurchase program.  Sun-Times is a newspaper publisher with assets that include the Chicago Sun-Times and a number of community newspapers in the Chicago area.  The Corporation also owns a portfolio of commercial real estate in Canada and a newspaper in Costa Rica.

In published financial statements in respect of periods prior to 2003, the Corporation accounted for its investment in Sun-Times using the consolidation method, as it exercised control (as that term is defined in the Canadian Institute of Chartered Accountants CICA Handbook (the “CICA Handbook”)) over Sun-Times.  The business and affairs of the Corporation and Sun-Times and its subsidiaries were predicated on the fact that, as a majority shareholder of Sun-Times, the Corporation controlled Sun-Times.  However, during November 2003, certain events occurred that caused the Corporation to cease to control or exercise significant influence over Sun-Times. These same events also prevented the Corporation from preparing its financial statements on a consolidated basis for the year ended December 31, 2003.

As a result of the Corporation’s inability to file its financial statements on a timely basis, on June 1, 2004, the Ontario Securities Commission (the "OSC") issued a management and insider cease trade order (the "MCTO") prohibiting certain then current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation until the MCTO is revoked.  In order to have the MCTO revoked, the Corporation must make an application to the OSC.  On December 7, 2006, the Corporation obtained a decision from certain Canadian securities regulatory authorities permitting the Corporation to file these financial statements, subject to certain conditions.

Through the reporting periods that are the subject of this MD&A, the Corporation owned a portfolio of commercial real estate in Canada and a newspaper publishing business in Costa Rica.  By June 30, 2006, the majority of the real estate assets have been sold, including its corporate office building at 10 Toronto St., Toronto, Canada. The Corporation also expects to actively seek prospective buyers of the remaining newspaper publishing business in Costa Rica in the coming months.

The Corporation's retractable common shares and Series II preference shares are listed on the Toronto Stock Exchange under the trading symbols HLG.C and HLG.PR.B, respectively.

The Corporation’s primary sources of cash flows are dividends received from Sun-Times and proceeds from the sale of its real estate holdings.  The Corporation's cash expenses principally relate to legal and advisory fees.

The management of the Corporation is responsible for the preparation of the accompanying interim consolidated financial statements.  The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are considered by management to present fairly the financial position, operating results and cash flows of the Corporation.  The interim financial statements have not been audited, reviewed or otherwise verified for accuracy and completeness of information by the Corporation’s independent auditors. References to “note” below are to the notes to the unaudited financial statements for the three months ended June 30, 2006 and June 30, 2005 (the “Financial Statements”).

BASIS OF PRESENTATION AND GOING CONCERN

The Financial Statements have been prepared in accordance with Canadian GAAP using a basis of presentation which assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Corporation's ability to continue as a going concern is uncertain due to the Corporation's non-compliance with certain covenants under the indentures governing the Corporation’s 11-7/8% Notes due 2011 (collectively, the "Indentures") (see note 6), contingent liabilities related to various disputes, investigations and legal proceedings (see notes 8, 9 and 10), the suspension of dividends by Sun-Times (see note 13(d)), the decline in the trading value of the Sun-Times Class A shares, the Corporation’s limited cash resources and its continuing shortfall in cash inflows to meet its cash outflows, principally relating to  professional fees and interest expense.  As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

If the "going concern" assumption were not appropriate for the Financial Statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used.

USE OF NON-GAAP MEASURES

The Corporation has not used any non-GAAP measures in this MD&A.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIODS ENDED JUNE 30, 2006 AND JUNE 30, 2005

A summary table of operating data for the three month periods ended June 30, 2006 and June 30, 2005 is as follows:

	Three months ended June 30, 2006	Three months ended June 30, 2005
REVENUE	$2,686	$3,835
EXPENSES	24,269	27,354
NET FOREIGN CURRENCY (GAINS) LOSSES	5,969	154
NET (LOSS) BEFORE INCOME TAXES	(15,614)	(23,363)
PROVISION FOR (RECOVERY OF) INCOME TAXES	(709)	(2,361)
NET LOSS	$(14,905)	$(21,002)
LOSS PER RETRACTABLE COMMON SHARE – Basic and diluted	$(0.43)	$(0.60)
Weighted average shares outstanding – basic and diluted	34,945,776	34,945,776

REVENUE

Revenue is comprised of the following:

	Three months ended June 30, 2006	Three months ended June 30, 2005
Investment and dividend income	$1,570	$2,657
Newspaper publishing revenues	838	769
Other revenues	278	409
	$2,686	$3,835

Revenue for the three month period ended June 30, 2006 was $2.7 million, compared with $3.8 million in 2005.

The Corporation records dividend income on the ex-dividend date and when collectibility is reasonably assured.  The three month period ended June 30, 2006 included one quarterly dividend of US$0.05 per share from Sun-Times of $0.9 million while the comparable period in the prior year included two quarterly dividends of US$0.05 per share.

Newspaper publishing revenue relates to the publishing of La Republica newspaper in San Jose, Costa Rica.  Currently, the Corporation owns a 99.9% interest in Editorial La Razon S.A. (“ELR”), which owns and publishes La Republica.  La Republica is a small (less than 7,500) circulation daily newspaper focused on the broader business community in Costa Rica.  Its principal revenue sources are advertising (representing over 80% of its aggregate revenues), circulation and commercial printing.  There was no material change in newspaper publishing revenues year over year.

EXPENSES

	Three months ended June 30, 2006	Three months ended June 30, 2005
Total expenses as reported	$24,269	$27,354
Net unrealized (losses) on investments and Series II preference shares included in above	(12,541)	(13,163)
Expenses, excluding net unrealized (losses) on investments and Series II preference shares	$11,728	$14,191

Net unrealized (losses) on investments and Series II preference shares included in above

	Three months ended June 30, 2006	Three months ended June 30, 2005

Unrealized losses on investments	$13,196	$13,850

Unrealized (gains) on Series II preference shares	$(655)	$(687)

Investments

The investment in Sun-Times Class A and Class B shares is valued at current bid price of the Class A shares at the end of the reporting period.  The loss is calculated based on the change in the bid price between March 31 and June 30.

At each reporting date, the Corporation held an aggregate of 15,772,923 Class A and Class B shares.

At June 30, 2006, the bid price of a Sun-Times Class A share was $8.93 (US$8.01), compared with the bid price of $9.77 (US$8.37) at March 31, 2006, representing a decrease of $0.84 (US$0.36) per share.  The unrealized loss recorded in the three month period ended June 30, 2006, arising from the decrease in the bid price between the two reporting dates, is $13.2 million.

At June 30, 2005, the bid price of a Sun-Times Class A share was $12.26 (US$10.00), compared with the bid price of $13.13 (US$10.86) at March 31, 2005, representing a decrease of $0.87 (US$0.86).  The unrealized loss recorded in the three month period ended June 30, 2006, arising from the decrease in the bid price between the two reporting dates, is $13.9 million

Series II Preference Shares

The Series II preference shares are recorded in the accounts based on the fair value of the Sun-Times Class A shares for which they are exchangeable. The Series II preference shares are redeemable at the holder’s option for 0.46 of a Sun-Times Class A Share held by the Corporation for each Series II preference share.

At each reporting period, there were 1,701,995 Series II preference shares outstanding.

At June 30, 2006, the fair value of a Series II preference share was $4.11, compared with the fair value of $4.49 at March 31, 2006, representing a decrease of $0.38.  The unrealized gain recorded in the 2006 financial statements, arising from the decrease in the fair value between the two reporting dates, is $0.7 million.

At June 30, 2005, the fair value of a Series II preference share was $5.64, compared with the fair value of $6.04 at March 31, 2005, representing a decrease of $0.40.  The unrealized gain recorded in the 2005 financial statements, arising from the decrease in the fair value of the Class A shares between the two reporting dates, is $0.7 million.

Expenses, excluding net unrealized (losses) on investments and Series II preference shares

Expenses, excluding net unrealized losses on investments and Series II preference shares, were $11.7 million in the three month period ended June 30, 2006. compared with $14.2 million in the comparable period in 2005.  The reduction of $2.5 million in 2006 was principally due to a reduction in professional fees, mainly legal, of approximately $1.0 million and a reduction in directors’ fees of $1.4 million and the recording of proceeds of $0.9 million relating to the settlement in favour of the Corporation of a non-related party legal matter.

NET FOREIGN CURRENCY GAINS

	Three months ended June 30, 2006	Three months ended June 30, 2005
Net foreign currency gains	$5,969	$156

	June 30,	June 30,	March 31,	March 31,
	2006	2005	2006	2005

Balance sheet reporting date	1.1150	1.2256	1.1670	1.2094

The Corporation’s principal assets denominated in US dollars are cash and restricted cash, principally relating to balances remaining from the special dividends of US$82.4 million received in the period January to March 2005.

In addition, the Corporation’s investment in Sun-Times is denominated in US dollars; however currency gains or losses on that interest are not included in currency gains or losses, but rather are included in the reported gains or losses on investments.

The Corporation’s principal liabilities denominated in US dollars are the principal of the Notes of US$93 million and accrued interest related thereto, accrued dividends on Series II preference shares, the related party loan payable to Sun-Times in the principal amount of US$10.3 million plus interest, the disputed related party payable in the principal amount of US$15.3 million recorded for amounts paid by Lord Conrad Black (“Black”) with respect to the repayment to Sun-times of the non-compete amounts and approximately US$8 million accrued for contingent legal matters relating to indemnification of former directors.

2006 compared with 2005

In the three month period ended June 30, 2006, the US dollar weakened against the Canadian dollar by approximately 5%.  As a result of the Corporation’s net US dollar liability position, a foreign exchange gain was recognized in the consolidated statement of operations for the three month period ended June 30, 2006 of approximately $6.0 million

In the three month period ended June 30, 2005, the US dollar strengthened by approximately 1% against the Canadian dollar.  The Corporation recorded a net foreign currency gain of $0.2 million  in the three month period ended June 30, 2005.

NET LOSS BEFORE INCOME TAXES

Net loss before taxes was $15.6 million for the three month period ended June 30, 2006, compared with $23.4 million in the prior year, an improvement of $7.7 million, driven principally by an increase of $5.8 million in the foreign exchange gain recognized in 2006, a reduction in expenses, excluding the impact of net unrealized losses on investments and preference shares, of $2.5 million, offset by a reduction in revenue year-over-year of $1.1 million.

INCOME TAX RECOVERY

Income tax recovery in the quarter ended June 30, 2006 was $1.7 million, compared with $2.4 million in 2005.  The tax benefit of losses are not recorded unless the Corporation has determined that it is more likely than not that it will utilize losses.  Income tax recovery relates principally to the tax impact of the mark-to-market adjustments on the Sun-Times shares owned by the Corporation  which are recorded at capital gains rates, rather than basic income rates, and

NET LOSS AND BASIC AND DILUTED LOSS PER RETRACTABLE SHARE

Net loss for the three month period ended June 30, 2006 was $14.9 million, compared with net loss for the comparable period in 2005 of $21.0 million. Basic and diluted loss per retractable share were 43 cents, compared with 60 cents a year ago.  The weighted average number of retractable and common shares used in the calculation of basic and diluted income per share in both periods was unchanged.

LIQUIDITY AND CAPITAL RESOURCES

Reference is made to "Basis of Presentation and Going Concern" at the beginning of this MD&A. The Corporation has no operating lines of credit and must finance its requirements from available cash and cash flow.

Financial Position

The following chart outlines significant changes in the balance sheet items between March 31, 2006 and June 30, 2006.

(expressed in thousands of dollars)
	June 30, 2006	March 31, 2006	Explanation of Material Changes
Current Assets	$56,904	$63,396	(1)
Investments	140,915	154,112	(2)
Property and Equipment	1,554	1,588
Restricted Cash	9,916	9,916
Future Income Tax Assets	11,011	11,011
Mortgage Receivable	2,993	2,949
	$223,293	$242,972

Current Liabilities	$208,656	$212,590	(3)
Future Income Taxes	23,962	26,020	(4)
Post Retirement Benefits	9,736	9,837
	$242,354	$248,447

Explanation of changes

(1)	Current Assets

The decrease during the three-month period ended June 30, 2006 is $6.5 million, principally comprised of a decrease in cash and restricted cash of approximately $4.2 million, a decrease in prepaids of $0.5 million related to directors’ and officers’ insurance and a negative foreign exchange impact of $1.8 million on cash and restricted cash held in US dollars. As noted above, the US dollar declined approximately 5% in the three month period ended June 30, 2006.

(2)	Investments

The decrease in investments in the three-month period is $13.2 million, which relates to the decrease in the fair value of the Sun-Times Class A and Class B shares owned by the Corporation.  The fair value per share declined from $9.77 (US$8.37) at March 31, 2006 to  $8.93 (US$8.01) at June 30, 2006, a decrease of $0.84 (US$0.36).  There was no change in the number of Class A and Class B shares of Sun-Times (15,772,923) owned by the Corporation during the period.

(3)	Current Liabilities

The decline of $4.0 million in the three-month period ending June 30, 2006 is principally due to an impact of the decline in the US dollar of approximately 5% in the quarter on the translation to Canadian dollars of US dollar-denominated liabilities.

(4)	Future Income Taxes

Over 80% of the balances reported as future income taxes at the end of the reporting periods relates to the future tax liability recorded on the difference between the fair value of the Corporation’s investment in Class A and Class B Common Shares of Sun-Times and the Corporations’ adjusted cost base of the shares.  The decrease of $1.0 million is related principally to change in the future tax liability recorded on the decline in the fair value of the shares between the two reporting dates. (See Investments above.)

Liquidity – Summary of operating, investing and financing activities

	Three months ended June 30, 2006	Three months ended June 30, 2005
CASH FLOWS FROM:
OPERATING ACTIVITIES	$(5,877)	$(9,237)
INVESTING ACTIVITIES	5,189	14,729
FINANCING ACTIVITIES	-	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	(688)	5,492
CASH AND CASH EQUIVALENTS – Beginning of period	18,645	6,557
CASH AND CASH EQUIVALENTS – End of period	$17,957	$12,049

Cash Flows – 2006 compared to 2005

Operating

Negative cash flows from operating activities for the three months ended June 30, 2006 were $5.9 million, compared with negative cash flows from operating activities of $9.4 million for the comparable quarter in 2005, a year-over-year improvement of $3.5 million, largely attributable to professional expenses and directors’ fees.

Financing

There were no cash flows from financing activities in the reporting periods.

Investing

Cash flows provided by investing activities for the three months ended June 30, 2006 were $5.2 million, compared to $14.8 million in the comparable period in 2005.   The main contributor to the change is movement in the restricted cash balances required to be maintained by the Corporation in accordance with SEC escrow arrangements.   The Corporation has access to the escrowed funds for ordinary business and certain other enumerated purposes.

In the three month period ended June 30, 2005, the Corporation received proceeds from the sales of properties of $4.1 million.  There were no property sales in the three month period ended June 30, 2006.

Capital expenditures

The Corporation does not have any material commitments relating to its capital assets.  Other liabilities at each of the reporting dates includes an amount of approximately $0.7 million relating to  potential environmental obligations related to certain of the Corporation’s real estate holdings.

Dividends

The Corporation is not permitted to pay any dividends or redeem any of its shares in certain circumstances, including if the Corporation’s liquidity would be unduly impaired as a consequence.  The Corporation has not paid dividends on its common shares and Series II preference shares since its 2003 fiscal year and is currently prohibited from paying dividends as a result of the restrictions under the Notes.

Off-Balance Sheet Arrangements

The Corporation has various off-balance sheet arrangements as discussed below.

Indemnifications- Senior Notes

In connection with the issuance of the Notes, the Corporation agreed to indemnify the initial purchasers of the Notes against any losses or damages resulting from the inaccuracy of financial statements, taxes and compliance with securities legislation. The Corporation also indemnified the initial purchasers of the Notes against any related tax liabilities arising from payments made with respect to the Notes, except taxes on a Noteholder's income. These   indemnifications generally extend for the term of the Notes and do not provide for any limit on the maximum potential liability.

The Corporation is unable to estimate the maximum potential liability for these types of indemnifications as the Indentures and related purchase agreement do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the Financial Statements with respect to these indemnifications and the Corporation is unable to estimate amounts due for withholding taxes, if any, at this time. Any such amounts will increase the future effective cost of borrowing.

Indemnifications - Property Leases

A subsidiary of the Corporation has agreed to indemnify landlords under its operating leases against liabilities, damages, costs, claims and actions resulting from damaged property, violations of lease covenants and accidents or injuries occurring on the leased property.

The Corporation is unable to estimate the maximum exposure for these types of indemnifications as the operating leases do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time.

Indemnifications - Dispositions

In connection with certain dispositions of assets and/or businesses, the Corporation has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Corporation has also retained certain liabilities for events occurring prior to sale, relating to tax, environmental, litigation and other matters. Generally, the Corporation has indemnified the purchasers in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Corporation. These types of indemnification guarantees typically extend for a number of years or in some cases extend indefinitely.

The Corporation is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

Historically, the Corporation has not made any significant indemnification payments under such agreements and no amount has been accrued in the Financial Statements with respect to these indemnification guarantees. The Corporation continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

Indemnifications - Directors

With respect to certain former directors, the Corporation has entered into a trust and contribution agreement with a third party trustee and deposited in trust the amount of $8.7 million at June 30, 2006 and March 31, 2006

Financial Instruments and Other Instruments

The Company had no financial instruments other than those recognized in the financial statements and have been discussed in other sections of this MD&A.

CONTINGENCIES AND LEGAL MATTERS

Information with respect to contingencies and commitments has been reproduced from notes 8 and 10 to the Financial Statements.

The Corporation has been named as defendant, co-defendant or respondent in a number of legal proceedings.  All claims made against the Corporation are being or will be defended.  Except as otherwise stated, no provisions have been made for any potential liability under these proceedings as management has determined that the likelihood and amount of loss are not determinable.  The following proceedings have been initiated against or by the Corporation (see also note 10):

(a)
On January 16, 2004, the SEC filed a complaint for civil injunctive relief in the U.S. District Court for the Northern District of Illinois against Sun-Times, alleging, among other things, violations of securities laws for failure to disclose material information in required financial statements and altering books and records.  The Corporation was granted intervenor status on May 17, 2004.  A consent judgment was entered by the Court on January 16, 2004 restricting the Corporation's voting rights by providing for the appointment of a Special Monitor if any Sun-Times director is either:  (a) not re-nominated or re-elected at the expiration of his or her term; (b) elected without the support of at least 80% of the incumbent directors; or (c) removed prior to the end of his or her term.  The consent judgment is still in effect.  The Special Monitor provision was triggered in January 2006, when two nominees of the Corporation were elected to Sun-Times' board of directors.  Those nominees are no longer on Sun-Times' board of directors, but the Special Monitor remains in place.

(b)
The Corporation is a co-defendant in a complaint filed in the U.S. District Court for the Northern District of Illinois by Sun-Times claiming damages and recovery for, among other things, alleged breaches of fiduciary duty relating to alleged improper management fees, sales and transfers of assets, non-competition payments and other payments.  Sun-Times is seeking damages from all defendants of US$542 million, including pre-judgment interest of US$117 million.  Repayment has previously been made of certain non-compete payments (see note 3(f)).  On December 13, 2004, all defendants filed motions to dismiss the Complaint.  All motions to dismiss were denied, and all parties have answered the Complaint.  Since then, the magistrate judge, to whom the case was assigned for discovery issues and all non-dispositive pretrial motions, granted the U.S. Attorney's Office's motion to stay discovery in the case until the conclusion of the criminal case against Black and others.  On July 6, 2006, the Corporation filed a motion for leave to file a counterclaim against Sun-Times.  Sun-Times opposed that motion.  The parties are awaiting a ruling.

(c)
On May 15, 2006, the Corporation signed a cooperation agreement with the United States Attorney for the Northern District of Illinois (the “U.S. Attorney”).  In this agreement, the Corporation acknowledges that the U.S. Attorney has developed evidence that the Corporation "is criminally liable because one or more of [the Corporation's] former officers, directors or employees violated federal criminal law with the intent, in part, to benefit [the Corporation] in connection with the . . . fraudulent diversion of approximately [US]$16.55 million from [Sun-Times] to [the Corporation]".  The Corporation also acknowledged "that one or more of its officers, directors or employees acted illegally in connection with [the Corporation's] receipt of approximately [US]$16.55 million in non-compete payments and that it is responsible for repayment of such money".  These amounts have been repaid (see note 3(f)).  The Corporation has agreed to cooperate with the U.S. Attorney in its investigation and prosecution of matters relating to Sun-Times, in accordance with the terms of the cooperation agreement.  The U.S. Attorney has agreed not to prosecute the Corporation "for any crimes committed by its officers, directors or employees relating to the sale of various [Sun-Times] newspaper publishing groups in the United States between 1998 and 2000".  However, the Corporation can be prosecuted if it violates the cooperation agreement.

(d)
Class actions have been initiated against the Corporation and others in the United States and Canada alleging, among other things, that the Corporation and others failed to disclose the transfer of millions of dollars of Sun-Times' funds to others, falsified Sun-Times' financial results and materially misrepresented Sun-Times' sales of assets and its dealings with related parties.  Specifically:

(i)
In February and April 2004, shareholders of Sun-Times initiated three separate class action suits in the United States District Court for the Northern District of Illinois against Black, various entities controlled directly or indirectly by Black, including the Corporation, Sun-Times, RCL and certain affiliated entities, and others.  On July 9, 2004, the District Court consolidated the three actions for pre-trial purposes.  The complainants assert claims under federal and Illinois securities laws, as well as various common law claims, including fraud, breach of fiduciary duty and aiding and abetting the breaches of fiduciary duty.  The complainants seek unspecified money damages, rescission, and an injunction against future breaches.

(ii)
On September 7, 2004, a group of Sun-Times shareholders initiated class proceedings in the Saskatchewan Court of Queen's Bench. The defendants include Black, Sun-Times, certain current and former directors and officers of Sun-Times, the Corporation, RCL and certain affiliated entities, and others.  The representative plaintiffs (the "Rep Plaintiffs") allege, among other things, deceit, breach of fiduciary duty, unjust enrichment, misrepresentation and negligence, and seek unspecified monetary damages.  The litigation in Saskatchewan has been stayed until September 15, 2007.  On September 7, 2004, the Rep Plaintiffs commenced similar class proceedings in the Ontario Superior Court of Justice.  On February 3, 2005, the Rep Plaintiffs initiated a similar class action in the Quebec Superior Court.  The Rep Plaintiffs allege, among other things, breaches of fiduciary duty and breaches of obligations under the Canada Business Corporations Act ("CBCA").

(e)
On September 3, 2004, upon the application of Catalyst Fund General Partner I Inc. (“Catalyst”), the Honourable Mr. Justice Campbell of the Ontario Superior Court of Justice ordered the appointment of an inspector over the affairs of the Corporation pursuant to section 229 of the CBCA.  By further order dated October 27, 2004, Ernst & Young Inc. was named inspector (the "Inspector").  The orders require the Inspector to conduct an investigation into the affairs of the Corporation and specifically into related party transactions and non-competition payments for the period January 1, 1997 to 2004 (the "Inspection").  The Inspector provided certain interim reports to the Court and filed a comprehensive report with the Ontario Superior Court of Justice on November 14, 2005.  Through September 30, 2006, the cost of the Inspection was $20.9 million.  This amount has been included in expenses in 2004.  While the inspection process has been largely inactive since November 2005, it has not been terminated.

(f)
On November 15, 2004, the SEC filed an action in the United States District Court for the Northern District of Illinois against Black, Radler and the Corporation seeking injunctive, monetary and other equitable relief.

The SEC's allegations against the Corporation include that: (i) the Corporation made material misstatements and omissions in its responses to Sun-Times' 1999 and 2000 proxy questionnaires and the Corporation's 2001 and 2002 Form 20-F, Form 40-F and proxy statement filings with the SEC concerning US$16.55 million in payments it received in connection with non-compete agreements associated with certain sales transactions; (ii) the Corporation knew or was reckless in not knowing that Sun-Times' filings with the SEC were false and misleading because Sun-Times failed to disclose the non-compete payments made to the Corporation; (iii) the Corporation is liable for Sun-Times' alleged violations of certain federal securities laws during this period as a result of the Corporation's alleged failure to disclose properly the non-compete payments it received; and (iv) the Corporation falsified its books, records and accounts contrary to federal securities laws and circumvented or failed to implement a system of internal accounting controls.

The SEC seeks: (i) disgorgement of alleged ill-gotten gains by the Corporation and unspecified civil penalties; (ii) a voting trust upon the shares of Sun-Times held by the Corporation; and (iii) an order enjoining the Corporation from further violations of federal securities laws.

On March 21, 2005, the U.S. Attorney's Office filed a motion to intervene in the SEC action and subsequently filed a motion to stay discovery pending the conclusion of related criminal proceedings.  The motion to stay discovery was granted.  A status hearing is scheduled for April 18, 2007.

(g)
On March 4, 2005, the Corporation commenced an application in the Ontario Superior Court of Justice against American Home Assurance Company ("American Home"), Chubb Insurance Company of Canada ("Chubb"), Royal & Sun Alliance Insurance Company of Canada, ACE INA  Insurance Company, Zurich Insurance Company of Canada, AXA Canada, Temple Insurance Company, Continental Casualty Company, Lloyd's Underwriters and Gerling Global Canada (the "Insurers").  The relief sought included both an order requiring the Insurers to indemnify the Corporation under the insurance policies issued by them to the Corporation in respect of certain legal expenses incurred in the defence of various actions and an injunction to restrain American Home and Chubb from paying out the limits of their respective policies (collectively US$50 million) to fund a settlement of certain claims against the independent directors of Sun-Times advanced by Cardinal Value Equity Partners ("Cardinal") in a derivative action commenced by Cardinal in the Delaware Court of Chancery.

The Ontario Superior Court of Justice approved the settlement by the Insurers on behalf of the independent directors, subject to the settlement also being approved by the Delaware Court of Chancery.  The Corporation's claim for indemnification in respect of legal expenses was adjourned pending Delaware settlement approval.  The Delaware Court of Chancery approved the settlement on November 13, 2006.  The Corporation will now pursue its claims for indemnification in respect of legal expenses (see note 8(j)) against the remaining excess Insurers.

(h)
On March 18, 2005, the Corporation received a Notice of Hearing and Statement of Allegations issued by staff of the OSC in respect of an administrative proceeding against the Corporation and others.  The allegations in the Notice of Hearing relate to the period between 1998 and 2002, except for those that relate to the Corporation's inability to file financial statements. The Notice of Hearing states that the OSC will consider making an order requiring the Corporation and others (i) to pay an administrative penalty of not more than $1.0 million for each failure by the Corporation to comply with Ontario securities law, (ii) to make an order requiring the Corporation and others to disgorge to the OSC any amounts obtained as a result of non-compliance with Ontario securities law, and (iii) to make an order requiring the Corporation and others to pay the costs of the OSC's investigation and any proceeding.  The Corporation filed a reply with the Secretary of the OSC disputing the allegations made in the Notice of Hearing.  This hearing has been scheduled to commence mid-November 2007 and continue into 2008.

(i)
Two claims have been made by Burnac Leaseholds Limited ("Burnac") and its affiliate, Crystalline Investments Limited ("Crystalline"), against Domgroup alleging that Domgroup is responsible for arrears of rent and continuing rent relating to two properties that Domgroup leased from these plaintiffs and which leases were assigned to a third party.

In 1997, lawsuits were commenced by Crystalline and Burnac against Domgroup. The plaintiffs have claimed damages of $2.6 million, plus interest and costs. In 2001, the Ontario Superior Court of Justice dismissed the claims; however, an appeal by the plaintiffs was allowed.  Domgroup sought leave to appeal to the Supreme Court of Canada, which dismissed the appeal, but did not make any determination in respect of Domgroup's contention that the leases were surrendered by the actions of the landlords.  Domgroup is proceeding with its defence.

(j)
The Corporation has incurred significant legal expenses in the defence of various actions brought against it and others in both the United States and Canada.  As disclosed in note 12(g), the Corporation has, in turn, advanced a claim against its directors' and officers' liability insurers asserting that, under the terms and conditions of the relevant policies, these insurers are required to indemnify the Corporation in respect of the legal expenses incurred in connection with some of the actions brought against the Corporation.

(k)
Black sued Sun-Times seeking an advance of US$6.8 million for fees incurred in connection with lawsuits and investigations to which he was subject.  Although Black entered into a court-ordered stipulation in June 2004 limiting to 50% his right to reimbursement of legal fees, he later demanded 100% reimbursement for claims that he alleged were not covered by the stipulation.  Sun-Times brought a third-party equitable contribution claim against the Corporation for 50% of any amounts that it has paid or will in the future be required to pay to Black, Barbara Amiel-Black ("Amiel-Black") (the spouse of Black and a former director of the Corporation), Radler or John Boultbee ("Boultbee") (a former officer of the Corporation).

In April 2006, Black and Sun-Times settled this dispute.  The settlement provides that Sun-Times would advance $4.4 million to Black for legal fees already incurred, 75% of future fees related to the criminal prosecution and 50% of future fees related to certain other cases. In the settlement of Black's claims against Sun-Times, Sun-Times reserved the right to pursue its third-party claim against the Corporation (see note 9).  On November 6, 2006, the Delaware Court of Chancery denied the Corporation's motion to dismiss the third-party complaint.

(l)
On February 10, 2004, Sun-Times commenced an action in the Ontario Superior Court of Justice against the Corporation, RCL and RMI for access to and possession of all of Sun-Times' property in possession of the Corporation, RCL and RMI maintained at 10 Toronto Street.  The parties negotiated and executed a protocol dated March 25, 2004 providing for access and possession by Sun-Times to the claimed property.  On March 5, 2004, a Statement of Defence and Counterclaim was issued by RCL and RMI against Sun-Times and two of its subsidiaries, seeking damages in the amount of approximately US$174.3 million for alleged breaches of the services agreements between the parties and for alleged unjust enrichment and tortious interference with economic relations.  On March 10, 2004, the Corporation filed a Statement of Defence and a Counterclaim against Sun-Times for $300 million, claiming that by refusing to pay its obligations under its services agreement with RCL, Sun-Times intended to cause RMI to default in its obligations to the Corporation under the March 10, 2003 Support Agreement between RMI and the Corporation, and intended to cause the Corporation to default on its obligations under its outstanding Notes, with the resulting loss of its majority voting control of Sun-Times.  On August 11, 2004, the Honourable Mr. Justice Farley granted a motion by Sun-Times to stay this litigation pending the conclusion of Sun-Times' action against the Corporation in the United States.

(m)
By Statement of Claim issued on January 14, 2005, Stockgroup Information Systems Inc. and Stockgroup Media Inc. (collectively, "Stockgroup") commenced an action in the Ontario Superior Court of Justice against the Corporation and others.  Stockgroup claims against the defendants, jointly and severally, damages in the amount of approximately $0.5 million for reimbursement of prepaid advertising expenses.

(n)
By notice of motion filed October 18, 2005, the Corporation brought a motion for directions of the Ontario Superior Court of Justice in order to commence an action against certain of its former directors of the Corporation to recover excessive remuneration.  In addition, the Corporation is seeking to recover $1.2 million in severance payments, to defend a further claim of $1.8 million made by the former directors for alleged unpaid compensation and to recover $6 million put in an indemnification trust for the benefit of the former directors (see note 2(b)).  One of the five former directors has commenced an action against the Corporation claiming $0.6 million in severance and indemnification of legal expenses.

Certain former directors have delivered notices for payment of legal expenses incurred in proceedings with the Corporation but the Corporation has refused to indemnify the directors. The Ontario Superior Court of Justice has upheld the Corporation's position that, until such time as the Corporation's proceedings against certain former directors have been finally determined, the Corporation is not required to indemnify directors against whom allegations have been made by the Corporation that they failed to act in accordance with their statutory duties.  If the Corporation is ultimately successful in its claim that certain former directors did not act in good faith with a view to the best interests of the Corporation, then they will not be entitled to be reimbursed for the legal fees that they have incurred.

Four of the former directors (Walker, Carroll, Metcalfe and Wakefield) have commenced an action against the Corporation in the Ontario Superior Court of Justice claiming $4.0 million of management and directors' fees, which are asserted to be unpaid and owing in respect of their tenure as directors and owing in respect of their time to defend the Corporation's motion to review their compensation as directors, a further $1.2 million in respect of departure bonuses for two of the former directors and punitive damages of $0.5 million.

On February 26, 2007, the Corporation announced that it entered into an agreement to settle all of its disputes with five of its former directors (Walker, Carroll, Metcalfe, Wakefield and Vale).

Under the terms of the settlement, two trusts that were established by the Corporation during the tenure of the former directors holding an aggregate of $8 million in cash were collapsed.  An aggregate of $1.25 million was paid to the former directors in full satisfaction of all of their claims against the Corporation, including claims exceeding $6 million for unpaid directors fees.  An additional $700,000 was paid out of the trusts towards the legal fees and disbursements of the former directors.  The balance of approximately $6 million was returned to the Corporation.  All legal proceedings between the parties will be formally dismissed shortly and the parties have released each other from all claims.

(o)
By Amended Amended Statement of Claim dated October 25, 2006, 783783 Alberta Ltd. c.o.b. as Vue Weekly ("Vue") commenced an action against several parties including the Corporation and Hollinger Canadian Publishing Holdings Co. ("HCPH"), in the Court of Queens Bench of Alberta.  The action centers around Vue's allegation that SEE Magazine ("SEE"), Vue's main competitor, was improperly deemed to be a "Canadian newspaper" for tax purposes and, therefore, obtained preferential tax treatment, when it should not have been considered to be a Canadian newspaper.  It is alleged in the action that SEE is published by Great West Newspaper Group Ltd. ("Great West"), through its wholly owned operating subsidiary Gazette Press Ltd. and that Great West is jointly owned by Jamison Newspapers Inc. and HCPH.  According to the action, HCPH is wholly owned by Sun-Times.  In the action, Vue seeks a declaration that SEE Magazine was not a "Canadian newspaper" under the Income Tax Act (Canada) and further seeks damages from the defendants, jointly and severally in the sum of at least $5.0 million.

The following is a summary of other contingencies:

(p)
The Financial Statements include the accounts of ELR, an entity incorporated under the laws of Costa Rica, which, among other things, publishes the La Republica newspaper in Costa Rica.  ELR was not consolidated in the accounts of the Corporation, although it exercised majority control (as that term is defined in the CICA Handbook) over ELR in financial statements for periods prior to January 1, 2003.   However, during this period, local management reported to personnel at Sun-Times. Although these financial statements include an accrual for contingent liabilities of approximately $1 million that the Corporation is aware of to date, principally relating to income and withholding tax matters and compliance with corporate legal requirements in Costa Rica, there could be claims in the future based on the management of the newspaper operations and past actions of ELR, ELR’s local management practices and former directors and officers of ELR.  As result, additional potentially material claims may still arise.

(q)
Certain of the employees of wholly owned subsidiaries of the Corporation participated in a defined benefit pension plan sponsored by RCL (the "RCL Plan"). Due to the status of RCL, the Superintendent of Financial Services of Ontario appointed Morneau Sobeco as the administrator of the RCL Plan.  It is expected that the pension plan will be wound up.  TSI employees ceased participating in the RCL Plan effective December 31, 2005.  It is not known what financial implications the wind-up of the RCL Plan may have for the Corporation (see note 3(k)).

(r)
The June 30, 2006 and March 31, 2006 balance sheets include a liability for contingencies in the amount of approximately $5.0 million associated with issues under discussion with Canadian tax authorities.  The Corporation records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred.  The Corporation's contingency reserves represent liabilities for estimated taxes, interest and penalties for the taxation years through March 31, 2006, and principally relate to certain related-party transactions that occurred prior to the 2004 taxation year.  The ultimate resolution of the tax contingencies is dependent on further submissions to and discussions with the tax authorities.  While management is of the view that the contingent liabilities recorded for these matters are adequate, it is not known what the financial implications of the ultimate resolution will be.

(s)
In 2006, the Corporation has received a demand for $4.0 million from Catalyst for costs relating to professional fees and disbursements incurred by Catalyst in connection with the Inspectorship and litigation in which the Corporation and Catalyst were parties.  No such costs have been paid.  The Corporation has accrued the full amount of this claim in the Financial Statements as follows: $1.9 million for the year ended December 31, 2004, an additional $1.6 million for the year ended December 31, 2005 and a further $0.5 million for the three-month period ended March 31, 2006 for an aggregate accrual of $4.0 million at March 31, 2006 and June 30, 2006.  At this time, the Corporation has not agreed to pay these costs and the Corporation's board of directors is considering this demand.

(t)	There was no directors' and officers' liability insurance from July 2004 to the end of June 2005.

(u)
The Corporation is also currently subject to litigation in the ordinary course of business.  In the opinion of management, any liability in respect of such litigation will not have a material adverse effect on the Corporation's financial condition.  In the opinion of management, there can be no certainty that additional, potentially material new litigation will not arise.

(v)
Although the Corporation has accrued or disclosed, where appropriate, all contingent liabilities that the Corporation is aware of to date, there could be claims or counterclaims asserted in the future based on the past actions of the Corporation or its former directors or officers.  As a result, additional potentially material claims may still arise.

Other Legal Matters

(w)
In 2005, the Corporation called a special meeting of the holders of Common Shares and Series II preference shares to be held on March 31, 2005 to consider a going private transaction by RCL (the “Strategic Transaction”).  On March 21, 23 and 24, 2005, a hearing was held by the OSC in connection with applications made by the Corporation and others for variations to the MCTO issued against the Corporation and Sun-Times in order to permit the Strategic Transaction to proceed.  On March 28, 2005, the OSC released its decision in which it stated that it was unable to form an opinion that it would not be prejudicial to the public interest to grant the relief sought by the Corporation and others in connection with the Strategic Transaction.  As a result, the OSC refused to grant the requested relief.  In light of the decision of the OSC, the Corporation's board of directors cancelled the special meeting of shareholders.

(x)
On March 29, 2005, the Corporation issued a Statement of Claim in the Ontario Superior Court of Justice against RCL, RMI, Moffatt Management Inc. and Black-Amiel Management Inc., as well as Black, Radler, Boultbee and Peter Atkinson ("Atkinson") (a former officer of the Corporation).  The claims made are for monetary damages from all defendants jointly and severally in the amount of $550 million, as well as reimbursement of certain amounts owing to the Corporation in the amount of approximately $86 million, plus accrued interest and costs.  The monetary damages include management fees and non-competition payments paid during the period since 1998, as well as reimbursement of fees and costs related to the Inspection and the Strategic Transaction.  The claims include diversion of corporate opportunities, breach of fiduciary duties and oppression.  Certain defendants have instituted motions to stay the action and strike some parts of the Statement of Claim.

(y)
On February 27, 2006, a Statement of Claim was issued on behalf of the Corporation against RCL, RMI, 509643 N.B. Inc., 509644 N.B. Inc., 509645 N.B. Inc., 509646 N.B. Inc., 509647 N.B. Inc., Moffatt Management Inc., Black-Amiel Management Inc., Argus, Conrad Black Capital Corporation, Hollinger Aviation Inc., Mowitza Holdings, Inc., 364817 Ontario Limited, F.D. Radler Ltd., 1269940 Ontario Limited, 2753421 Canada Limited, Black, Amiel-Black, Radler, Boultbee, 1406684 Ontario Limited and Atkinson.  The Statement of Claim alleges that the defendants harmed the plaintiffs by, among other things, causing or engaging in:

•	a series of transactions pursuant to which the Corporation's operating assets were sold to Sun-Times for below market value;

•	the diversion of significant management fees to RCL (and others), which had been previously paid to the Corporation;

•	a series of stock transactions conducted by the Corporation that enabled RCL to increase its ownership of the Corporation at no cost to RCL, but at significant cost to the Corporation;

•
a series of improper and unfair public market debt financings wherein Black and certain of his associates caused the Corporation to loan money to RCL and to themselves personally at interest rates highly unfavourable to the Corporation and highly favourable to Black, RCL and the individual defendants;

•	a pattern of improper conduct designed to enrich Black and the other defendants at the expense of the Corporation by misappropriating corporate opportunities of the Corporation;

•
the diversion to the Corporation from Sun-Times of so-called "non-compete payments" arising from the sale by Sun-Times of certain of its U.S.-based community newspapers, which caused the Corporation significant damage; and

•	the active concealment of wrongdoing from the Corporation's board of directors.

In total, the Corporation has claimed damages and other monetary relief against Black and the other defendants in excess of $750 million.

On August 18, 2006, pursuant to an Application by the Corporation brought without notice, the Ontario Superior Court of Justice granted a Mareva injunction against Black and Amiel-Black freezing their assets and those of entities controlled by them.  On September 29, 2006, the Court replaced the Mareva Injunction with a Consent Order continuing the freezing of the assets of Black, Amiel-Black and entities controlled by them, subject to the terms of a confidential settlement agreement, pending resolution of the claims which have been filed against them by the Corporation.

(z)
On April 20, 2005, the Ontario Superior Court of Justice issued the Ravelston CCAA and Receivership Order (see note 4(b)).  At that time, the Ravelston Receiver was appointed as receiver of all of the assets of RCL and RMI, except for the shares of Sun-Times owned directly or indirectly by RCL (the "Excluded Shares").  The Ravelston CCAA and Receivership Order also provided, among other things, that until May 20, 2005 or such later date as the Court may order, no proceeding or enforcement process in any court or tribunal is to be commenced or continued against or in respect of either or both of RCL and RMI, and any such proceedings then under way (including the Corporation's lawsuit) pertaining to RCL and RMI were temporarily stayed.  On January 12, 2007, the stay of proceedings was extended to June 8, 2007.

On May 18, 2005, the Ravelston CCAA and Receivership Order was extended to Argus Corporation Limited ("Argus") and five of its subsidiaries, which collectively own, directly or indirectly, 61.8% of the outstanding Common Shares. Further, the Court approved the agreement between Sun-Times and the Ravelston Receiver pursuant to which Sun-Times altered its shareholders rights plan to exempt the Ravelston Receiver from its provisions by making it an "exempt stockholder", the effect of which was to allow the Ravelston Receiver to take control of the Excluded Shares.  The agreement further provided that Sun-Times would not object to the sale by the Ravelston Receiver of a number of Common Shares in order to pay for the costs of the receivership.  On June 12, 2006, the Court appointed the Ravelston Receiver as manager and interim receiver of all the property, assets and undertaking of Argent News Inc., a wholly owned subsidiary of RCL.

The Corporation and its subsidiaries have submitted a proof of claim in this receivership of RCL and RMI (the "Ravelston Entities").

On January 22, 2007, the Corporation served a motion in the insolvency proceedings regarding RCL and others.  In the motion, the Corporation seeks an order confirming the secured obligations owed by RCL to the Corporation and declaring that the applicable security agreements are valid, perfected and enforceable in accordance with their terms.  In the motion, the Corporation claims that the secured obligations owing by RCL total more than $25 million.  Sun-Times has served materials seeking, inter alia, to stay that motion.

On January 25, 2007, the Ontario Superior Court of Justice commenced a hearing into a motion brought by the Ravelston Receiver seeking, among other things, approval of a plea agreement negotiated with the U.S. Attorney's Office in respect of indictments laid in the United States against RCL.  The motion was supported by the Corporation and Sun-Times and was opposed by Black, Conrad Black Capital Corporation, Peter G. White (“White”) and Peter G. White Management Ltd. (“PGWML”).

On February 7, 2007, the Ontario Superior Court of Justice released its decision in respect of the motion brought by the Ravelston Receiver.  In this decision, the Ontario Superior Court of Justice granted the Ravelston Receiver's motion and authorized the Ravelston Receiver to enter into the plea agreement.  Black, Conrad Black Capital Corporation, White and PGWML filed a notice of appeal with the Court of Appeal for Ontario appealing the decision.  That appeal was heard on February 26, 2007 and on March 1, 2007, the Court of Appeal for Ontario issued a decision denying the appeal and upholding the decision of the Ontario Superior Court of Justice.  On March 5, 2007, the U.S. Court accepted RCL's guilty plea in accordance with the plea agreement.

(aa)
In September 2004, Catalyst applied to the Ontario Superior Court of Justice for an order removing a majority of the Corporation's Board of Directors (including Black, Radler, Boultbee, Amiel-Black and White) on the basis that they had acted in a manner oppressive to the Corporation's minority shareholders.  Black resigned as a director and officer of the Corporation on November 2, 2004, immediately prior to the commencement of the hearing of the application.  On November 18, 2004, the Honourable Mr. Justice Campbell ordered the removal of three of the Corporation's directors, namely Amiel-Black, Boultbee and Radler.  White was subsequently removed from the Corporation's board of directors by order dated June 8, 2005 (the "Removal Order").  Black, Amiel-Black and Boultbee appealed the November 18, 2004 order, however, these appeals were ultimately abandoned.  White appealed the Removal Order.  White's appeal of the Removal Order was dismissed by the Ontario Court of Appeal in March 2006.

(bb)
On May 19, 2005, White commenced proceedings against the Corporation for an order, that the Corporation indemnify him for all costs, charges and expenses that he reasonably incurred in responding to the applications for his removal from the Corporation's board of directors.  By order dated June 8, 2005, the Honourable Mr. Justice Campbell dismissed White's application (the "Dismissal Order").  White's appeal of the Dismissal Order was also dismissed by the Ontario Court of Appeal in March 2006.

(cc)
On October 25, 2006, pursuant to a motion brought by the Corporation without notice, the British Columbia Supreme Court granted a temporary Mareva injunction against Radler and F.D. Radler Ltd. freezing their assets.  On November 14, 2006, the Honourable Madam Justice Wedge of the British Columbia Supreme Court refused an Application by the Corporation to extend this Mareva injunction.  The Corporation's motion for leave to appeal was dismissed.

(dd)
On July 6, 2006, counsel for Black served a demand letter on the Corporation demanding repayment of the sum of approximately $20.4 million advanced by Black to Sun-Times on July 16, 2004 in satisfaction of the Delaware Chancery Court judgment dated June 28, 2004 (in respect of non-compete payments).  Black also demanded associated costs in the amount of $192,000, plus interest.  On December 13, 2006, Black served a Notice of Action and Statement of Claim on the Corporation pursuant to which Black seeks damages in the amount of these demanded repayments.

(ee)
On November 3, 2004, Wells Fargo Bank Northwest, N.A. and Key Corporate Capital Inc. commenced an action in the State of New York against Sugra (Bermuda) Limited ("Sugra Bermuda"), a subsidiary of Sun-Times, and the Corporation.  The action alleged that Sugra Bermuda defaulted under the terms of a 1995 aircraft lease agreement and that the Corporation is a guarantor of Sugra Bermuda's obligations under the lease.  The plaintiffs sought US$5.1 million in damages, plus interest at the rate of 18% per annum and attorney's fees.  On December 22, 2005, the Corporation settled the litigation with Wells Fargo Bank Northwest, N.A. and Key Corporate Capital Inc. and paid US$0.8 million as its share of the settlement.  The settlement and legal costs related thereto, aggregating $1.1 million, were expensed in 2004.

OVERVIEW OF SUN-TIMES MEDIA GROUP INC.

The Corporation's principal asset is its interest in Sun-Times, in which it held an approximate 66.8% voting interest and 17.4% equity interest at March 31, 2006. The Corporation's percentage ownership in Sun-Times at the date of filing this MD&A is an approximate 70.1% voting interest and 19.7% equity interest as a result of the implementation by Sun-Times of its stock repurchase program.  Sun-Times is a newspaper publisher with assets that include the Chicago Sun-Times and a number of community newspapers in the Chicago area.

All of the Corporation's Sun-Times A shares are held in escrow in support of future retractions of its Series II preference shares.  All of the Corporation's Sun-Times B shares are pledged as security in connection with the Notes.

In its financial statements in respect of periods ending on or before September 30, 2003, the Corporation accounted for its investment in Sun-Times using the consolidation method, as it exercised "control" over Sun-Times, as that term is defined in the CICA Handbook.  The business and affairs of the Corporation, Sun-Times and their respective subsidiaries were predicated on the fact that, as the majority shareholder of Sun-Times, the Corporation controlled Sun-Times in that it managed, or supervised the management of, the business and affairs of Sun-Times.  However, during and following November 2003, certain events occurred that caused the Corporation to experience a Loss of Control over Sun-Times.

Sun-Times completed the sale of The Telegraph Group for approximately US$1.21 billion and the Palestine Post Limited (publisher of The Jerusalem Post and related publications) for approximately US$13.2 million in 2004.  On December 30, 2005, Sun-Times completed the sale of its 70% interest in Great West Newspaper Group Ltd. and its 50% interest in Fundata Canada Inc. for approximately US$40.5 million.

On February 6, 2006, Sun-Times completed the sale of substantially all of its remaining Canadian operating assets consisting of, among other things, approximately 87% of the outstanding units of HCNLP and all of the shares of Hollinger Canadian Newspapers GP Inc., Eco Log Environmental Risk Information Services Ltd. and KCN Capital News Corporation, for an aggregate sale price of US$106 million, of which approximately US$17.5 million was placed in escrow (US$18.4 million including interest and currency translation adjustments as of September 30, 2006).

Following the disposition of non-U.S. newspaper operations, the Sun-Times News Group provides all of Sun-Times' operating revenue.  The Sun-Times News Group consists of more than 100 newspapers and associated websites and news products in the greater Chicago metropolitan area.  The Sun-Times News Group's primary newspaper is the Chicago Sun-Times.

On October 18, 2006, Sun-Times issued a press release titled "Sun-Times Media Group Provides Outlook For 2006 Third Quarter Performance".  The release states that "[Sun-Times] expects that the weakness in the Chicago newspaper advertising market that [Sun-Times] experienced during the first two quarters of 2006 continued and accelerated through the third quarter".  As a result, the release states, "...[Sun-Times'] Board of Directors and management are considering a range of options to address the resulting significant shortfall in performance and cash flow, including a review of [Sun-Times'] dividend policy".  On December 13, 2006, Sun-Times announced that the Sun-Times Board had suspended Sun-Times' quarterly dividend of US$0.05 per share

Risk Factors

The risk factors affecting the Corporation have been described in its Annual Information Form dated March 7, 2007.

2006-2007 OUTLOOK

The Financial Statements were prepared in accordance with Canadian GAAP using a basis of presentation which assumes that the Corporation will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Several adverse conditions cast substantial doubt upon the validity of this assumption and as a result, realization of assets and discharge of liabilities are subject to significant uncertainty.

The Corporation is a holding corporation and its principal asset is its approximately 70.1% voting interest and 19.7% equity interest in Sun-Times.  Currently, the Corporation's monthly cash outflows (principally related to interest on the Notes and legal and advisory fees) exceed cash inflows.  The Corporation no longer receives financial support from RMI to fund its potential cash shortfalls and pay its liabilities as they fall due. RMI was placed in receivership in April 2005.  In 2006, Sun-Times suspended the payment of dividends.

The Corporation's ability to continue as a going concern is uncertain due to the Corporation's non-compliance with certain covenants under the indentures governing its Notes (collectively, the "Indentures") (see note 6), contingent liabilities related to various disputes, investigations and legal proceedings (see notes 8, 9 and 10).  As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

If the "going concern" assumption is not appropriate for these financial statements, then adjustments will be necessary in the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used.

RELATED PARTY TRANSACTIONS

Information with respect to related party transactions has been reproduced from Note 3 to the Corporation's unaudited consolidated financial statements for the three month period ended June 30, 2006.

	June 30,	March 31,
	2006	2006
Amounts due from:
The Ravelston Corporation Limited ("RCL"), a parent company (a) and (b)	$24,336	$23,923
Ravelston Management Inc. ("RMI") (b)	-	-
Sun-Times and its subsidiaries (c) and (d)	2,340	2,412
Former directors and other related parties	382	341
	27,058	26,676
Provision for doubtful amounts due	(26,236)	(25,837)
	$822	$839
Amounts due to:
Former directors under share unit plan (g)	$308	$327
Disputed amount due to Conrad Black ("Black") (f)	21,577	21,921
Sun-Times and its subsidiaries (c) and (d)	36,350	37,618
Disputed amounts due to Sun-Times relating to indemnities of former directors and officers (e)	9,428	8,949
Disputed amounts accrued for severance and unpaid fees of former directors (h)	2,334	2,334
Amounts accrued for Catalyst claim (i)	3,975	3,975
Other related parties	493	493
	$74,465	$75,617

Amounts due to/from related parties have been included in current assets and current liabilities, respectively.  Transactions with related parties are measured at the exchange amount.

Related party interest expense amounts are comprised as follows:

	Three months ended June 30,	Three months ended June 30,
	2006	2005
Interest expense - related parties:
Black (f)	$637	627
Sun-Times (c) (i)	1,224	1,185
	$1,861	$1,812

(a)	This balance relates primarily to the following:

(i)
three loans were made to RCL in the principal amounts of $4.7 million, $4.8 million and $5.2 million, by Domgroup to assist RMI, a subsidiary of RCL, in meeting its obligations to the Corporation under a Support Agreement (the “Support Agreement”) dated March 10, 2003 between the Corporation and RMI and thereby assist the Corporation in meeting its obligations under the Indentures (see note 9). Each of the loans is evidenced by a demand promissory note bearing interest at the prime lending rate plus 4% per annum, calculated and payable monthly, and secured pursuant to a general security agreement of RCL. The principal amounts of these loans and accrued interest thereon remain outstanding. Demand has been made for repayment of these amounts.  Because collectibility of the loans is uncertain, the loans receivable have been fully provided for in the Financial Statements and interest income – related party has been recorded on a cash basis; and

(ii)
expenses of approximately $7.0 million incurred in connection with the going private transaction proposed by RCL in 2005 (the "Strategic Transaction"), which RCL agreed to reimburse to the Corporation pursuant to a reimbursement agreement.  Demand has been made for repayment of this amount. RCL's obligation to reimburse the Corporation is secured by a general security agreement.  The amount due from RCL in connection with the Strategic Transaction was $7.0 million at June 30, 2006 and March 31, 2006.  Because collectibility of the loans is uncertain, the loans receivable have been fully provided for in the Financial Statements and interest income – related party has been recorded on a cash basis.

(b)
This balance is due in connection with RMI's obligations under the Support Agreement.  Amounts owing by RMI under the Support Agreement do not accrue interest and are unsecured obligations of RMI.  Pursuant to the Contribution Agreement, RCL unconditionally guaranteed RMI's obligations under the Support Agreement, with such guarantee supported by a pledge of RCL's shares of RMI.

On April 20, 2005, RCL and RMI were each granted protection (the "Ravelston CCAA and Receivership Order") under the Companies' Creditors Arrangement Act (Canada) ("CCAA") and the Courts of Justice Act (Ontario) ("CJA").  The receiver and manager (the "Ravelston Receiver") under this order is RSM Richter Inc. (see note 14(c)).

Collectibilty of the amounts described in (a) and (b) is uncertain due to the financial difficulties of RCL and RMI attributable to the commencement of various legal actions against it in 2003 that eventually culminated in the commencement of CCAA proceedings, as well as disputes between the parties as to the calculation of certain amounts due to the Corporation. As a result, full provision for doubtful amounts receivable and the reversal of amounts recorded in contributed surplus but not received have been reflected in these accounts.

On March 10, 2003, the date the Corporation issued the Senior Notes, RMI entered into the Support Agreement with the Corporation under which RMI agreed to make annual support payments in cash to the Corporation on a periodic basis by way of contributions to the capital of the Corporation or subordinated debt.  The Corporation, RMI and RCL also entered into the Contribution Agreement in this regard.  Under the terms of the Contribution Agreement and following the repayment of certain related parties loans, all support payments received during 2003 and 2004 have been treated as a contribution of capital and included in contributed surplus.  The amount of the annual support payments is equal to the greater of (a) the non-consolidated negative net cash flow of the Corporation (which does not extend to outlays for retractions and redemptions in respect of the share capital of the Corporation), or (b) US$14 million per year (less any future payments of services agreement fees directly to the Corporation, and any excess in the net dividend amount received by the Corporation on the shares of Sun-Times that is over US$4.7 million per year), in either case, as reduced by any permanent repayment of debt owing by RCL to the Corporation.  The timing of payment of such support amount on a quarterly basis is defined in the Indentures to be within 45 days after each of the first three quarters of the year and within 90 days of the last quarter of the year. The Support Agreement terminates upon the repayment in full of the Notes.  The obligations under the Support Agreement are subject to dispute with RMI.

(c)
This balance includes an amended promissory note of the Corporation in favour of Sun-Times dated March 10, 2003 in the principal amount of US$20.4 million.  The principal amount of this promissory note bears interest at a rate of 14.25% per annum if interest is paid in cash (and 16.50% per annum if paid in kind) for an aggregate of $35.2 million (US$ 30.2 million) and $35.6 million (US$30.5 million) at March 31, 2006.  Interest is calculated quarterly and the principal is payable on demand after March 2, 2011.  The Corporation paid $0.8 million (US$0.7 million) through August 31, 2003 and no further interest payments have been made to Sun-Times.  Interest continues to be accrued.  Certain covenants under the Senior Notes restrict payment of interest.  This promissory note is also secured by a pledge of the Corporation's Contribution Agreement with RCL and RMI.  The promissory note is guaranteed by RCL and secured by its receivables under RCL's management services agreement with CanWest Global Communications Corp. ("CanWest"). The Corporation understands that such RCL/CanWest management services agreement was terminated in May 2005.  All amounts owing under the note are subordinated to the Notes.

On March 10, 2003, Sun-Times repurchased for cancellation 2,000,000 Sun-Times Class A Shares from the Corporation at US$8.25 per share for total proceeds of $24.2 million (US$16.5 million).  Sun-Times also redeemed from the Corporation, pursuant to a redemption request, all of the 93,206 outstanding shares of its Series E redeemable convertible preferred stock at the fixed redemption price of $146.63 per share for total proceeds of $13.6 million (US$9.3 million). These transactions were completed in conjunction with the Corporation closing the private placement of the $120 million tranche of Senior Notes issued March 10, 2003.

Proceeds from the repurchase and redemption were offset against debt due to Sun-Times from the Corporation, resulting in net outstanding debt due to Sun-Times of approximately $29.9 million (US$20.4 million) as of March 10, 2003.

The debt due to Sun-Times represented amounts loaned by Sun-Times to the Corporation in connection with the cash purchase by the Corporation of special shares of Hollinger Canadian Publishing Holdings Inc., a subsidiary of Sun-Times, in 1997.  In 2001, the special shares were exchanged for cash.

The Corporation and Sun-Times previously reported that a committee of independent directors of Sun-Times had agreed to a partial subsequent offset of the remaining US$20.4 million of debt against amounts owed by Sun-Times to RMI and further stated that the offset was effected April 30, 2003. Although the Corporation believed final approval had been given for the offset by the committee of independent directors of Sun-Times, the committee advised that final approval of any offset was subject to appropriate due diligence and receipt of an independent fairness opinion. Upon completion of its due diligence review, the committee decided to withhold approval of the subsequent partial offset.

As a result of an understanding that the subsequent partial offset had been completed on April 30, 2003, the Corporation did not pay interest on the principal amount of the debt due to Sun-Times that had been partially offset.  RCL did not make the payment due on June 30, 2003 into a cash collateral account of Sun-Times securing the debt. Since that time, the Corporation has not paid interest on the principal amount that remained after the subsequent partial offset and RCL has made no further payments to the cash collateral account.

Sun-Times has been advised by the Corporation and RCL that, as the terms of the initial offset were established in contemplation of the subsequent partial offset occurring, the Corporation and RCL wish to renegotiate the terms of the debt, particularly with respect to interest rates on each of the amounts contemplated for subsequent offset.  No such discussions have yet taken place.

(d)
The Corporation has accrued approximately $8.6 million  at June 30, 2006 ($8.9 million at March 31, 2006) relating to legal fees incurred by Black, the controlling shareholder of RCL and the Corporation's former Chairman and Chief Executive Officer, and F. David Radler ("Radler"), a shareholder of RCL and the Corporation's former President, and other former officers and directors, the reimbursement of which is being sought from the Corporation under the terms of the Corporation's alleged indemnity of these former directors and officers.  This amount reflects management's estimate of possible future claims under the terms of these indemnities.  The Corporation disputes its obligation to make any payments under the terms of these indemnities (see note 8(k)).

(e)
Pursuant to an Order and Final Judgment of the Delaware Court of Chancery dated June 28, 2004, the Corporation and Black were ordered to jointly pay Sun-Times an aggregate of US$16.55 million on account of non-compete payments received by the Corporation in prior years, plus accrued interest of US$4.7 million.  On July 16, 2004, Sun-Times was paid US$21.3 million pursuant to this Order, of which US$15.3 million was advanced by Black and US$6.0 million was advanced by the Corporation.  Black has demanded repayment from the Corporation of the amount advanced by him plus interest.  The Corporation disputes any obligation to make restitution to Black.  Although the Corporation disputes Black's claim for these amounts and believes that, in any event, it has a valid basis for offsetting any such amount against various unrecorded amounts contingently owing to it from Black, the consolidated balance sheets include a liability to Black for such balance, plus interest accrued at the rate of 12% per annum, which the Corporation understands was the interest rate incurred by Black to finance the payment.  The amounts contingently owing to the Corporation by Black include amounts claimed in respect of non-compete payments.

(f)
Effective February 24, 1999, directors of the Corporation were permitted to elect up to 100% of total fees to which they were entitled be paid in the form of deferred share units under the Directors' Share Unit Plan, as amended (the "DSUP").  For a director that elected to participate, deferred share units equal to the number of the Corporation’s common shares that could have been purchased in the open market was credited to an account maintained by the Corporation for that director under the DSUP.

Deferred share units are to be paid to the director no later then December 31 of the year following the calendar year in which the director ceased to serve, based on the market value of the Common Shares on the date of the payment.  All amounts outstanding relate to former directors.

(g)
By notice of motion filed October 18, 2005 the Corporation brought a motion for directions of the Ontario Superior Court of Justice in order to commence an action against its certain former directors of the Corporation to recover excessive remuneration.  In addition, the Corporation sought to recover $1.2 million in severance payments, to defend a further claim of $1.8 million made by the former directors for alleged unpaid compensation and to recover $6.0 million put in an indemnification trust for the benefit of the former directors (see note 3(b)).  One of the five former directors has commenced an action against the Corporation claiming $0.6 in severance and indemnification of legal expenses.  On January 19, 2007, four of the former directors (Walker, Carroll, Metcalfe and Wakefield) issued a Statement of Claim action against the Corporation in the Ontario Superior Court of Justice claiming $4.0 million of management and directors' fees, which are asserted to be unpaid and owing in respect of their tenure as directors and owing in respect of their time to defend the Corporation's motion to review their compensation as directors, a further $1.2 million in respect of departure bonuses for two of the former directors and punitive damages of $0.5 million.  The entitlement of the former directors to these amounts (other than punitive damages) is already before the Ontario Superior Court of Justice as part of the Corporation's motion to review the compensation of the former directors.  Pending resolution of these matters, the $1.8 million and unpaid fees and compensation relating to certain former directors has been accrued in the Financial Statements.

(h)
The Corporation has received a demand for $4.0 million from Catalyst for costs relating to professional fees and disbursements incurred by Catalyst in connection with the Inspectorship and litigation in which the Corporation and Catalyst were parties.  No such costs have been paid.  The Corporation has accrued the full amount of this claim in the  Financial Statements.  At this time, the Corporation has not agreed to pay these costs and the Corporation's board of directors is considering this claim.

Other Related Party Transactions

(i)	RCL and RMI used the Corporation's offices at 10 Toronto St., Toronto, Ontario until May 31, 2005 and paid no rent for the 2004 year and the five months ended May 31, 2005.

(j)	Certain employees of the Corporation provided services to RCL, RMI and Argus Corporation Limited ("Argus"), a parent company, until May 31, 2005.

Many employees of the Corporation are former employees of RMI.  Employment contracts for these employees were transferred to the Corporation effective January 1, 2004.  The employees retained all seniority, pension benefits and other entitlements earned while at RMI and remain beneficiaries under RCL's pension plan. The pension plan is now under the control of an administrator appointed by the Financial Services Commission of Ontario.  The Corporation is unable to determine and no agreement has been made between RCL, RMI and the Corporation as to their respective legal obligations in respect of the RCL pension plan.

(k)
On February 7, 2006, the Ontario Superior Court of Justice approved an agreement between TSI and the Ravelston Receiver.  The agreement amends an agreement entered into between TSI and Argus made as of June 30, 1986 granting Argus an option to purchase and a right of first refusal with respect to the real property located at 10 Toronto Street.  The agreement provided for the early expiration of the option and the termination of the right of first refusal.

(l)
On January 16, 2007, the Corporation announced that Randall C. Benson ("Benson") would be stepping down as Chief Restructuring Officer ("CRO") of the Corporation after a short transition period, following which Wes Voorheis ("Voorheis"), a director of the Corporation and Chairman of the Litigation Committee, would be appointed Chief Executive Officer.  Pursuant to the Advisory Agreement Memorandum of Agreement ("Advisory Agreement MOA"), Benson will cease to serve as the CRO of the Corporation not later than March 7, 2007 and at such time the advisory agreement effective as of July 15, 2005 (the "Advisory Agreement") pursuant to which the CRO services are provided will terminate.  The Advisory Agreement MOA also provides that in consideration of the services rendered and milestones achieved pursuant to the terms of the Advisory Agreement, the Corporation will pay to 1379074 Ontario Ltd. ("Benson Consulting") the amount of $1 million.  On January 15, 2007, the Corporation and VC & Co. Incorporated, a corporation controlled by Voorheis, entered into an engagement agreement (the "Voorheis Engagement Agreement"), pursuant to which Voorheis agreed to act as senior executive of the Corporation subject to the satisfaction of certain conditions.

SUBSEQUENT EVENTS

(a)
On July 13, 2006, Stanley M. Beck, Chairman of the board of directors of the Corporation, and Randall C. Benson, CRO and a director of the Corporation, both of whom became directors of Sun-Times in January 2006, submitted their resignations from the Sun-Times board of directors.

(b)
As disclosed in note 10(b), on August 18, 2006, the Corporation brought a Motion, without notice, against Black and Amiel-Black.  On the same date, the Ontario Superior Court of Justice granted a Mareva injunction order against Black, Amiel-Black and entities controlled by them.  On September 29, 2006, the Ontario Superior Court of Justice issued a consent order that continues to freeze the assets of Black, Amiel-Black and entities controlled by them subject to the terms of a confidential settlement agreement. The consent order replaces the order previously granted by the Court and is designed to preserve the assets of Black, Amiel-Black and entities controlled by them pending resolution of claims which have been filed against them by the Corporation and certain of its subsidiaries.

(c)
On each of September 1, 2006 and March 1, 2006, the Corporation paid US$6.0 million interest in respect of the Notes. While there are certain continuing defaults under the Notes, there are no payment defaults.

(d)
On October 18, 2006, Sun-Times issued a press release titled "Sun-Times Media Group Provides Outlook For 2006 Third Quarter Performance".  The release states that "[Sun-Times] expects that the weakness in the Chicago newspaper advertising market that [Sun-Times] experienced during the first two quarters of 2006 continued and accelerated through the third quarter".  As a result, the release states, "...[Sun-Times'] Board of Directors and management are considering a range of options to address the resulting significant shortfall in performance and cash flow, including a review of [Sun-Times'] dividend policy".  On December 13, 2006, Sun-Times announced that its board of directors has voted to suspend Sun-Times' quarterly dividend of five cents ($0.05) per share.

(e)
On October 25, 2006, pursuant to a motion brought by the Corporation without notice, the British Columbia Supreme Court granted a temporary Mareva injunction against Radler and F.D. Radler Ltd. freezing their assets.  On November 14, 2006, the Honourable Madam Justice Wedge of the British Columbia Supreme Court refused an Application by the Corporation to extend this Mareva injunction.  The Corporation's motion for leave to appeal was dismissed.

(f)
On October 31, 2006, Domgroup sold the real property located at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario for $19.6 million. Pursuant to the sale, Domgroup  received cash of $9.8 million, together with a vendor take-back mortgage.  The mortgage is interest-free for the period from October 31, 2006 to October 31, 2008, and thereafter earns interest at 4.95%, calculated and payable quarterly.  The whole of the principal sum of $9.8 million is due on October 31, 2009 with interest receivable on the last day of each of January, April, July and October 2009, the first payment of which becomes due on January 31, 2009.

(g)	In December 2006, TSI has entered into an agreement to sell the property at 10 Toronto Street to Morgan Meighen & Associates for $14 million. The sale is scheduled to close in May 2007.

(h)
On December 13, 2006, Black served a notice of action and statement of claim on the Corporation pursuant to which Black seeks damages in the amount of approximately $20.4 million and associated costs in the amount of $192,000, plus interest, relating to amounts advanced by Black to Sun-Times on July 16, 2004 in satisfaction of the Delaware Chancery Court judgment dated June 28, 2004 in respect of the non-competition payments.

(i)
On January 16, 2007, the Corporation announced that Benson would be stepping down as CRO of the Corporation after a short transition period, following which Voorheis, a director of the Corporation and Chairman of the Litigation Committee, would be appointed Chief Executive Officer.  Pursuant to the Advisory Agreement MOA, Benson will cease to serve as the CRO of the Corporation not later than March 7, 2007 and at such time the Advisory Agreement will terminate.  The Advisory Agreement MOA also provides that in consideration of the services rendered and milestones achieved pursuant to the terms of the Advisory Agreement, the Corporation will pay Benson Consulting $1 million.  On January 15, 2007, the Corporation and VC & Co. Incorporated, a corporation controlled by Voorheis, entered into an engagement agreement, pursuant to which Voorheis agreed to act as senior executive of the Corporation subject to the satisfaction of certain conditions.

(j)	On January 31, 2007, Domgroup sold the real property located at 280 Hurontario Street, Collingwood, Ontario to Charis Developments Ltd. for $2.81 million.

(k)
On January 19, 2007, four of the former directors (Walker, Carroll, Metcalfe and Wakefield) issued a Statement of Claim against the Corporation in the Ontario Superior Court of Justice claiming $4.0 million of management and directors' fees, which are asserted to be unpaid and owing in respect of their tenure as directors and owing in respect of their time to defend the Corporation's motion to review their compensation as directors, a further $1.2 million in respect of departure bonuses for two of the former directors and punitive damages of $0.5 million.  The entitlement of the former directors to these amounts (other than punitive damages) is already before the Ontario Superior Court of Justice as part of the Corporation's motion to review the compensation of the former directors.

(l)
On January 22, 2007, the Corporation and its wholly owned subsidiary Domgroup served a motion in the insolvency proceedings regarding RCL and others.  In the motion, the Corporation and Domgroup seek an order confirming the secured obligations owed by RCL to the Corporation and Domgroup and declaring that the applicable security agreements are valid, perfected and enforceable in accordance with their terms.  In the motion, the Corporation and Domgroup claim that the secured obligations owing by RCL total more than $25 million.  Sun-Times has served materials seeking, inter alia, to stay that motion.

(m)
On January 25, 2007, the Ontario Superior Court of Justice commenced a hearing into a motion brought by the Ravelston Receiver seeking, among other things, approval of a plea agreement negotiated with the U.S. Attorney's Office in respect of indictments laid in the United States against RCL.  The motion was supported by the Corporation and Sun-Times and was opposed by Black, Conrad Black Capital Corporation, White and PGWML.

(n)
On February 7, 2007, the Ontario Superior Court of Justice released its decision in respect of the motion brought by the Ravelston Receiver.  In this decision, the Ontario Superior Court of Justice granted the Ravelston Receiver 's motion and authorized the Ravelston Receiver to enter into the plea agreement.  Black, Conrad Black Capital Corporation, White and PGWML filed a notice of appeal with the Court of Appeal for Ontario appealing the decision.  That appeal was heard on February 26, 2007 and on March 1, 2007, the Court of Appeal for Ontario issued a decision denying the appeal and upholding the decision of the Ontario Superior Court of Justice.  On March 5, 2007, the U.S. Court accepted RCL's guilty plea in accordance with the plea agreement.

(o)
On January 31, 2007, Domgroup Ltd., a wholly owned subsidiary of the Corporation, sold the real property located at 280 Hurontario Street, Collingwood, Ontario to Charis Developments Ltd. for $2.81 million.

(p)
On February 14, 2007, the Corporation, filed a Schedule 13D with the United States Securities and Exchange Commission in respect of its shareholdings in Sun-Times.  The Schedule 13D filing states in part:

[The Corporation is] considering proposing changes to the Board of Directors of [Sun-Times] (other than with respect to the Special Committee of the Board of Directors), including nominating one or more members to the Board of Directors of [Sun-Times] and voting all of its shares of Class A Common Stock and Class B Common Stock in favor of such nominee or nominees.  As of the date hereof, none of the current members of the Board of Directors of [Sun-Times] were nominated by [the Corporation].

On an on-going basis, [the Corporation] expect[s] to consider and evaluate the alternatives available with respect to its investment in [Sun-Times] to enhance and maximize value for all shareholders and other stakeholders of [the Corporation] (which alternatives may include proposing changes to the Board of Directors of [Sun-Times] (other than with respect to the Special Committee of the Board of Directors) and seeking representation on the Board of Directors of [Sun-Times]).  [The Corporation has] in the past engaged, and may from time-to-time in the future engage, in discussions with the management and other representatives of [Sun-Times], as well as other shareholders of [Sun-Times], regarding [Sun-Times]'s business and operations, [Sun-Times]'s strategic plan and other matters.

(q)
On February 26, 2007, the Corporation announced that it entered into an agreement to settle all of its disputes with five of its former directors (Walker, Carroll, Metcalfe, Wakefield and Vale), more particularly described in note 12(n) and 19(j);

Under the terms of the settlement, two trusts that were established by the Corporation during the tenure of the former directors holding an aggregate of $8.2 million in cash have been collapsed.  An aggregate of $1.25 million was paid to the former directors in full satisfaction of all of their claims against the Corporation, including claims exceeding $6.0 million for unpaid directors fees.  An additional $0.7 million was paid out of the trusts towards the legal fees and disbursements of the former directors.  The balance of approximately $6.0 million was returned to the Corporation.  All legal proceedings between the parties will be dismissed and the parties have released each other from all claims.

(r)
On February 27, 2007, the final disbursement of escrow funds under the escrow agreement with the SEC (discussed in note 3(a)) occurred.  As a result, the agreement was not extended and has terminated in accordance with its terms.

(s)
At the close of business on March 1, 2007, the closing trading price of the Class A shares of Sun-Times was US$5.41.  Based on this trading price, the market value of the Corporation's holdings in Sun-Times was US$85.3 million.  As of March 1, 2007, there was approximately US$81.1 million aggregate collateral securing the US$78.0 million principal amount of the Senior Notes and the US$15.0 million principal amount of the Second Priority Notes outstanding

CRITICAL ACCOUNTING POLICIES

The preparation of the Financial Statements under Canadian GAAP requires the Corporation to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.  On an on-going basis, the Corporation evaluates its estimates, including those related to bad debts, investments, income taxes, pensions and other post-retirement benefits, and contingencies and litigation.  The Corporation relies on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Certain of the Corporation's investments and liabilities are valued at management's estimate of market value.  These fair value estimates are made at a specific point in time, based on assumptions concerning amount and timing of estimated future cash flows and assumed discount rates.  The estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore may not accurately represent future realizable values.

The Financial Statements have been prepared in accordance with GAAP using a basis of presentation which assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Corporation's ability to continue as a going concern is uncertain due to the Corporation's non-compliance with certain covenants under the indentures governing its Notes (collectively, the "Indentures") (see note 6), contingent liabilities related to various disputes, investigations and legal proceedings (see notes 8, 9 and 10), the suspension of dividends by Sun-Times (see note 4), the decline in the trading value of the Sun-Times Class A shareShares, the Corporation's limited cash resources and its continuing shortfall in cash inflows to meet its cash outflows, principally relating to  professional fees and interest expense.  As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used.

The critical accounting policies used by the corporation in preparing  the consolidated financial statements are the following.

Employee benefit plans

The Corporation accrues its obligations under employee benefit plans and the related costs, net of plan assets.  The following policies are applied in accounting for employee benefit plans is set out below:

(a)
The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

(b)	For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

(c)	Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

(d)	Actuarial gains and losses are recognized in the period and not amortized over the average remaining service period of active employees.

Income taxes

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset value will not be realized.

Investments

Investments over which the Corporation does not exercise control or significant influence are accounted for at fair value, with changes in fair value recognized as income. Pursuant to the CICA Handbook, Section 3855 relating to the recognition and measurement of financial instruments investments in securities having quoted market values and which are publicly traded on a recognized securities exchange are recorded at values based on the current bid prices for financial reporting purposes.  Investments in securities that are not publicly traded but are freely convertible into securities having quoted market values and which are publicly traded on a recognized securities exchange are also recorded at values based on the current bid prices of the publicly traded securities.  The Corporation's investments in equity securities that do not have a quoted market price in an active market are measured at cost.

Impairment of long-lived assets

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable in accordance with Section 3063, Impairment of Long Lived Assets, of the CICA Handbook.  Pursuant to this standard, an impairment loss is recognized when the carrying amount of an asset exceeds the projected undiscounted future net cash flows expected from its use and disposal.  The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is determined by discounted cash flows when quoted market prices are not available.  Future amortization will be charged based on the post-impairment carrying value.

Revenue recognition

The Corporation's revenues are derived from dividends from its investment in Sun-Times and other investment income and, in respect of ELR, newspaper publishing. Revenue is recognized when each of the following criteria is met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred and services have been rendered; (c) the price to the buyer is fixed or determinable; and (d) collectibility is reasonably assured or probable.

Advertising revenue, being amounts charged for space purchased in ELR's newspapers, is recognized upon publication of the advertisements. Circulation revenue from ELR's subscribers, billed to customers at the beginning of a subscription period, is recognized on a straight-line basis over the term of the related subscription.

Investment income includes dividend and interest income.  Dividend income is recognized as of the ex-dividend date and when collectibility is reasonably assured. Interest income on all securities and bank balances is recognized on an accrual basis.

Transaction costs

The Corporation expenses transaction costs as incurred.

Legal costs and settlements

The Corporation is involved in various claims, legal proceedings, investigations and complaints, principally related to transactions between the Corporation and certain former executive officers and certain former directors of the Corporation and its affiliates.  The potential impact of these claims, proceedings, investigations and complaints cannot currently be estimated.  Costs related thereto are reflected in the Financial Statements as incurred.  Future amounts recovered from the defendants will be credited to earnings as realized.

Certain legal proceedings and investigations have been concluded in the reporting periods and all costs related to such settled claims have been accrued and expensed in the period when the action commenced.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the persons fulfilling the responsibilities of the  Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at the end of the period covered by this MD&A, the Chief Restructuring Officer and the Acting Chief Financial Officer evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Restructuring Officer and the Acting Chief Financial Officer have concluded, with reasonable assurance, that, as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective and adequate.

SHARE CAPITAL

As at March  1, 2007, there were outstanding

34,945,776 retractable common shares
1,701,995 Series II preference shares
1,000,000 stock options

PUBLIC SECURITIES FILINGS

You may access other information about the Corporation, including the annual information return ad other disclosure documents, reports, statements or other information that is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com.

MATERIAL ASSUMPTIONS

Income Taxes

Income taxes are accounted for using the liability method ad the income tax provision is based on the expected tax treatment of transactions recorded in the consolidated financial statements.  Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using  36%.  In determining the current and future components of the tax provision, management makes assumptions about the expected timing of the reversal of future tax assets and liabilities.  If tax rates change or the timing of reversals is not as anticipated, the tax provision could materially increase or decrease in future periods.

For every material future asset, the likelihood of realization of some portion or all of the asset was evaluated.  If, based on the available evidence, it was determined that it was more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, a valuation allowance against that asset is recorded.  For the years reported, the future income tax asset was:

	Asset	Allowance	Net
2006	$51,500	$(40,489)	$11,011
2005	$447,378	$(37,364)	$10,014

Employee Future Benefits

The determination of the cost and obligations associated with providing post-retirement benefits to certain employees and former employees, principally related to the Corporation's prior ownership of Dominion Stores Limited requires the use of various assumptions, including discount rate to measure obligations, mortality and expected healthcare cost trend.  These assumptions are re-evaluated each year and variations between the actual results and anticipated results will affect reported amounts in future periods.  The Corporation retains an individual actuarial expert to prepare the calculations and advise the Corporation on the selection of assumptions.